Exhibit 11

                COMPUTATION OF EARNINGS PER COMMON SHARE ("EPS")
                     OMNICARE, INC. AND SUBSIDIARY COMPANIES
                                    UNAUDITED

(in thousands, except per share data)

                                                                           Three Months Ended
                                                                                March 31,
                                                                           ------------------
                                                                             2003       2002
                                                                           --------   -------
Basic Earnings:
   Net income                                                              $ 40,423   $28,776
                                                                           ========   =======
   Shares
      Weighted average number of common shares outstanding                   94,386    93,963
                                                                           ========   =======

         Basic EPS                                                         $   0.43   $  0.31
                                                                           ========   =======

Diluted Earnings (a):
   Net income                                                              $ 40,423   $28,776

   Interest expense related to 5.0% Convertible Debentures, net of taxes      2,922        --
                                                                           --------   -------
   Net income, as adjusted, for purposes of calculating diluted EPS        $ 43,345   $28,776
                                                                           ========   =======
   Shares
      Weighted average number of common shares outstanding                   94,386    93,963
      Additional shares assuming conversion of:
         stock options and stock warrants (b)                                   931       635
         Convertible Debentures                                               8,712        --
                                                                           --------   -------
      Weighted average common shares outstanding, as adjusted               104,029    94,598
                                                                           ========   =======

         Diluted EPS                                                       $   0.42   $  0.30
                                                                           ========   =======

(a) The three month period ended March 31, 2003 includes the dilutive effect of the $345.0 million of Convertible Debentures, which assumes conversion using the "if converted" method. Under that method, the Convertible Debentures are assumed to be converted to common shares (weighted for the number of days assumed to be outstanding during the period) and interest expense, net of taxes, related to the Convertible Debentures is added back to net income. The Convertible Debentures, convertible into 8.7 million shares at $39.60 per share, were outstanding during the three months ended March 31, 2002, but were not included in the computation of diluted EPS during the 2002 first quarter because the impact was anti-dilutive.

(b) During the three months ended March 31, 2003 and 2002, the anti-dilutive effect associated with selected options and warrants was excluded from the computation of diluted earnings per share, since the exercise price of these options and warrants was greater than the average market price of the Company's common stock during these periods. The aggregate anti-dilutive stock options and warrants excluded for the quarter ended March 31, 2003 and 2002 totaled 5.1 million and 3.8 million, respectively.